FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2014
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document	Page No.
1. 2. 3. 4. 5. 6.
BlackBerry to Launch eBBM Suite for Enterprise Customers

Global Multinationals Invest in BlackBerry Enterprise Mobility Solutions

BlackBerry Forges Ahead with Introduction of New Products and Services

BlackBerry Introduces Stylish, 5” All-Touch BlackBerry 10 Smartphone Designed for Customers in Indonesia

BlackBerry Introduces BES12 as the New Foundation for  Enterprise Mobility

BlackBerry Unveils New Flagship BlackBerry 10 Smartphone Designed to Deliver the Full Classic QWERTY Experience

3. 4. 4. 3. 4. 3.

Document 1

  NEWS RELEASE
February 25, 2014

FOR IMMEDIATE RELEASE

BlackBerry to Launch eBBM Suite for Enterprise Customers

First Solution, BBM Protected, will Provide Secure, Enterprise-Class Mobile Messaging for Regulated Industries

Mobile World Congress 2014, Barcelona – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced the eBBM™ Suite, a new family of products and services that work with BlackBerry® smartphones and the BlackBerry enterprise solution, BES and BlackBerry Enterprise Service 10, to provide enterprise-class mobile messaging that brings together the core strengths of BBM with features and capabilities aimed at enterprises.

BBM Protected will be the first solution offered in the new eBBM Suite, bringing regulated industries the most secure and reliable real-time mobile messaging in the industry. BBM Protected will provide an unrivalled level of trust in enterprise messaging with end-to-end encryption of messages that uses symmetric encryption keys for BBM messages and best-in-class technology for public-private signing and encryption key pairs.

Employees will be able to use a single well-known, well-loved app to connect with internal colleagues under this regulated level of enhanced security, while remaining free to message BBM contacts outside the organization simply and easily with the privacy, control and security that is already inherent in BBM. For IT administrators and infrastructure managers, BBM Protected will work across BlackBerry 10 and BlackBerry® OS smartphones in regulated mode with no OS upgrades required.

BlackBerry's end-to-end security model is built on a foundation of secure hardware interacting with secure software. Security is reinforced at every level of the device from CPU to boot ROM, to OS and file system, and applications. The root of trust that BlackBerry builds for its customers remains unbroken throughout the chain, and is unlike other security models that rely on the interaction of components from multiple vendors.

 “BBM has always been an important tool for business users who want real-time messaging that is reliable, trusted and puts control of contacts and personal information in users’ hands,” said John Sims, President, Global Enterprise Solutions at BlackBerry. “With the introduction of the eBBM Suite and BBM Protected, we will provide regulated industries and security-conscious organizations with a powerful and best in class instant messaging solution.”

BlackBerry remains committed to providing end-to-end solutions that are secure, reliable and benefit the productivity and collaboration of enterprise customers. “Regulated industries need an option for mobile messaging that maintains compliance, but still gives employees the freedom to be productive with peers outside of the organization. BBM running on BlackBerry smartphones in a BES environment is unrivalled in meeting this need,” said John Sims.

BBM continues to be a top choice for business users who turn to mobile messaging to enhance their productivity and collaboration through BBM Voice calling, one-to-one chats, multi-person chats, or BBM Groups, which offers groups of up to 50 people the ability to chat, share calendars, lists and images. BlackBerry users can use BBM for video calls, to share screens and to create private BBM Channels for one-to-many collaboration and sharing.

Pricing and Availability
BBM Protected as part of the eBBM Suite is expected to launch this summer and will be available to enterprise customers through a monthly per-user fee.

Useful Links
BlackBerry BizBlog
BES Information
Cybernomics 101 – Vulnerabilities and Mobile Computing
BBM Information

About BBM
Introduced in 2005, BBM set the standard for mobile messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Victoria Berry
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

  NEWS RELEASE
February 25, 2014

FOR IMMEDIATE RELEASE

Global Multinationals Invest in BlackBerry Enterprise Mobility Solutions

Daimler AG and Airbus Group are among the 80,000+ companies secured by BlackBerry

Mobile World Congress 2014, Barcelona – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that Daimler AG and Airbus Group are among the latest multinational customers to adopt BlackBerry® Enterprise Service 10 (BES10) and BlackBerry® 10 smartphones.

BlackBerry’s container offering delivers a best-in-class COPE (Corporate Owned Personally Enabled) management solution with BES10. Learn how Gartner views COPE offerings in the following report.

BlackBerry secures mobile communication for more than 80,000 enterprises. Enterprises choose BlackBerry for its behind the firewall protection. BlackBerry’s end-to-end, gold standard security capabilities help customers to rest assured that their mission critical data is safeguarded across every mobile device on the network.

Daimler AG, one of the world's leading manufacturers of passenger cars and commercial vehicles, relies on BlackBerry 10 smartphones for employees with increased security requirements. “BES10 in combination with BlackBerry 10 smartphones offers us the safest environment for mobile device management,” said the automobile manufacturer’s CIO Dr. Michael Gorriz. “With BlackBerry Balance technology, we also offer our employees the opportunity to use two profiles on one device – a professional and a private one. While the professional site is controlled and protected by IT, the user receives individual user options in the private section. With this, private services and apps can be used without compromising company data.”

Airbus Group, a global pioneer in Aeronautics, Space and Defense-related Service, also chose BES10 and is upgrading its entire BlackBerry mobile fleet to BlackBerry 10 smartphones. This decision by Airbus was made after several months of testing and comparison with other offerings on the market. Airbus’ vigorous testing was conducted to ensure that their high standards and requirements for security, confidentiality, and Mobile Device Management capabilities were met by BlackBerry 10.

“Our customers recognize the value that BlackBerry 10 solutions bring to meet the needs of an increasingly mobile workforce and the sensitive nature of data shared across terminals and platforms – requiring the best end-to-end security technology,” added John Sims, President, Global Enterprise Services at BlackBerry. “Companies like Daimler AG and Airbus Group, as do all of our enterprise and government customers, need to share and access confidential information on a daily basis, making smartphone security a key priority. With BES10, security, productivity, communication and collaboration are the pillars for what BlackBerry aims to deliver to its customers.”

Today at Mobile World Congress, BlackBerry also announced a new promotional program for BlackBerry’s enterprise mobility platform that allows certain customers to deploy BES10 at no cost.  Visit www.blackberry.com/ezpass and www.blackberry.com/pricingupdate for conditions and pricing information.

Additional customers include:

AirDolomiti, an Italian Airline with approximately 550 employees, has deployed BES10 and has migrated their existing BlackBerry smartphones to new BlackBerry 10 smartphones. “As an international airline, we need to provide our employees the most efficient, secure and cost effective communication tools. BES10 allows us to maintain our high standards of efficient, secure, real-time, international collaboration,” said Fabio Biancotto, ICT Director AirDolomiti.

Banca Ifigest, an independent bank, based in Florence, Italy, needed an EMM solution to manage its mixed mobile environment. “BES10 enables us to securely, simply and effectively manage our BlackBerry, iOS and Android devices from a single user-friendly graphical interface. A multi-platform solution is exactly what we needed and BlackBerry offers this with high security standards across personal devices in our BYOD environment,” said Daniele Grassi, IT Manager, Banca Ifigest.

Tokheim is one of the world’s largest providers of fuel retailing solutions. “Our data has always been secure thanks to BlackBerry, and we appreciate the single platform provided by BES10 to facilitate the management and control of BlackBerry and other devices,” said Corrado Fasano, Manager, Tokheim. “In addition, with the added bonus of BlackBerry Balance technology on BlackBerry 10 smartphones, and support for iOS and Android devices with BlackBerry’s Secure Work Space, our employees can enjoy all the benefits of a cutting-edge smartphone while we can rest assured that all corporate information is kept completely separate and secure from personal content.”

Vepica, a global industry leader with more than 40 years of experience in designing and developing construction projects uses BES10 to manage BlackBerry, iOS and Android devices. “The accelerated growth we’re experiencing as a company demands that we adopt a solution like BES10, which provides us with secure remote access to the different services and features of our business systems. At the same time, the platform increases productivity and continuous, real-time communications among our workforce,” says Marianela Gil, VP of Information Technology at Vepica. “One of the main reasons we chose the BlackBerry solution is that it gives us the flexibility to manage devices on multiple platforms, effectively and securely. Additionally, our corporate BYOD policy required the flexibility of the BES10 solution, which we viewed as a decisive value add,” explained Marianela.

PDVSA, the leading Venezuelan oil company in Latin America, chose BES10 to manage their BlackBerry devices and ensure compliance with their BYOD corporate policy.  “At PDVSA, we work to maintain a high level of security and operating resilience to reach key objectives in Venezuela, aligned with our strategy for the country. This is why we need an EMM platform capable of offering excellent security, and that’s BlackBerry Enterprise Service 10,” said Keith Fernandez, who’s in charge of Information Assets Security at PDVSA, which falls under the Corporate Management Office of Loss Prevention and Control. “We’re very pleased with the security and flexibility that BlackBerry Enterprise Service 10 offers for our devices, and having features included in them that enable our mobile workforce to be more productive, it’s really an easy decision to have chosen this solution.”

Odebrecht, a Brazilian organization with global presence, and a leader in the engineering, construction, chemical and petrochemical industry in Latin America chose BlackBerry solutions for its security. “BlackBerry 10 smartphones and BES10 provide the security and reliability we need for our daily operations,” said Odebrecht’s CIO Andre Schneiter. “In addition, BlackBerry Balance technology offers great flexibility and privacy to our executives, which was also a decisive factor.”

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Kim Geiger
BlackBerry Media Relations
+1-647-283-7150
kgeiger@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 3

  NEWS RELEASE
February 25, 2014

FOR IMMEDIATE RELEASE

BlackBerry Forges Ahead with Introduction of New Products and Services

Company Underscores Strategy with Renewed Focus on Core Strengths in Security, Productivity, Communications and Collaboration

Mobile World Congress 2014, Barcelona – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced new enterprise solutions, partnerships and smartphone models to enable enterprises and individuals to maximize their productivity, communication and collaboration.

The launch of these solutions underscores BlackBerry’s efforts to deliver technologies across the entire mobile spectrum – from the enterprise to the end user.

“We have engineered a new strategy to stabilize the company and restore our customers’ confidence in BlackBerry,” said John Chen, Executive Chairman and CEO at BlackBerry. “The announcements made during Mobile World Congress demonstrate that BlackBerry is looking to the future and bringing solutions to market that matter most to our customers. These secure solutions emphasize our strengths in enterprise mobility, while empowering end users to become more productive with technologies that drive communications and collaboration.”

Secure and Private Mobility Solutions for Enterprises

•
The next generation of BlackBerry® Enterprise Service (BES), BES12, will enable organizations to develop enterprise-grade applications that are quickly deployed to BlackBerry smartphones and other mobile devices. The BES12 platform will offer backward and future compatibility, unifying BES10 and BES5 on to one platform. The flexibility and scalability of the new BES12 architecture will also provide customers with the ability to move securely from on-premise to the cloud effortlessly and securely.

•
A new EZ Pass program will enable a free migration path for customers to move from BES and other MDM platforms to BES10. For existing BlackBerry customers, the EZ Pass program will match any active existing on-premise BES license and any active license customers may have from other MDM vendors with a corresponding Silver BES10 perpetual license*. Customers will also receive free Advantage level technical support with their new license to help them get up and running fast.

•
A new BES pricing and licensing structure will provide two simple tiers, Silver and Gold. Silver includes full device, application, email and security management for BlackBerry, iOS® and Android™ devices, including the unique BlackBerry® Balance™ technology, a containerization solution that separates personal and work data on BlackBerry 10 smartphones. Gold adds BlackBerry’s Secure Work Space containerization solution for iOS and Android, and advanced BlackBerry 10 management and security features for the most security-conscious organizations, including government, financial services and healthcare.

•
eBBM™ Suite, a new family of products and services that work with BlackBerry smartphones and BES and BES10 to provide enterprise-class mobile messaging that brings together the core strengths of BBM with features and capabilities aimed at enterprises. BBM Protected will be the first solution offered in the new eBBM Suite, bringing regulated industries the most secure and reliable real-time mobile messaging in the industry.

BlackBerry also revealed some of the latest companies to adopt BES10, including Daimler AG and Airbus Group. These distinguished corporations are part of an industry-leading 80,000 companies whose communications are secured by BlackBerry.

New Devices for “Making Things Happen”

•
BlackBerry® Z3 smartphone is an upcoming all-touch BlackBerry® 10 smartphone designed for customers in Indonesia. The stylish yet affordable 5” smartphone will come with the latest BlackBerry 10 OS, version 10.2.1, and exceptional productivity features. The BlackBerry Z3 is the first product to emerge from the Company’s strategic partnership with Foxconn.

•
BlackBerry® Q20 smartphone is an upcoming QWERTY smartphone that merges the power of BlackBerry 10 with the classic BlackBerry design and experience, realized with hard buttons as well as an integrated trackpad. With a new 3.5” touchscreen and keyboard with frets and sculpted keys, the device will feature the familiar workflow and efficiency that BlackBerry fans continue to value in a BlackBerry QWERTY smartphone.

The new BlackBerry Z3 smartphone is expected to be available from leading carriers and retailers in Indonesia in April. The new BlackBerry Q20 smartphone will be available in the second half of 2014. Further details on pricing and availability for both smartphones will be announced at launch. For more information about BlackBerry 10, visit www.blackberry.com/blackberry10OS.

The BES12 platform will be available by the end of 2014. An early adopter program will be open for participation this summer. For more information on BlackBerry’s enterprise mobility management solutions, please visit www.BES10.com.

The EZ Pass offer including Advantage-level technical support will be available March 31, 2014 through January 31, 2015. Please visit www.blackberry.com/ezpass to apply for the program.

The Silver and Gold pricing structure will be in effect beginning March 31, 2014. Please visit www.blackberry.com/pricingupdate.

* Terms and conditions apply

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-746                                                       ###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 4

  NEWS RELEASE
February 25, 2014

FOR IMMEDIATE RELEASE

BlackBerry Introduces Stylish, 5” All-Touch BlackBerry 10 Smartphone Designed for Customers in Indonesia

BlackBerry Partnership with Foxconn Inspires the Affordable New
BlackBerry Z3 Smartphone

Mobile World Congress 2014, Barcelona – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced the BlackBerry® Z3 smartphone, a new all-touch BlackBerry® 10 smartphone designed with Indonesian customers in mind. Made for the next generation of BlackBerry customers in Indonesia, and customized with local apps and content, the stylish new BlackBerry Z3 smartphone features a modern design with a 5” display, long lasting battery and comes with BlackBerry 10 OS version 10.2.1.

“We are excited to introduce the new BlackBerry Z3, the first smartphone to emerge from our strategic partnership with Foxconn, which was announced in mid-December, 2013,” said John Chen, Executive Chairman and CEO at BlackBerry. “The BlackBerry Z3 embodies all that BlackBerry 10 offers, with its exceptional productivity features and reliable communications, in a stylish, all-touch design made affordable for customers in Indonesia.”

“BlackBerry is beloved in Indonesia and its loyal fans have made it a popular smartphone brand. This is why we are so proud to be able to help bring BlackBerry even closer to Indonesia with a fantastic product that will be accessible to even more Indonesians. This is only the beginning of what we know will be a long and fruitful partnership between Foxconn and BlackBerry,” said Terry Gou, Founder and Chairman, Foxconn.

The new BlackBerry Z3 smartphone is customized with access to local apps and Indonesian content and comes with the latest BlackBerry 10 OS, version 10.2.1, that will make the things you do every day faster and easier. Key features include:

•
BlackBerry® Hub – The ever present BlackBerry Hub lets you access all your work and personal email, BBM™, text messages, social media updates and notifications in one place, with the ability to “peek” into the BlackBerry Hub from anywhere, so you’re always only one swipe away from what matters to you. The Hub can be customized to identify priority messages and to filter the message list by various criteria that you can then activate with a simple pinch gesture.

•
BBM – BBM on the BlackBerry Z3 smartphone includes all the latest features of the popular mobile social network, customized for Indonesians. You get BBM voice and video chatting with Screen Share and support for BlackBerry Natural Sound, letting you hear nuances and variations in tone in a BBM Voice chat, and making the conversation sound like you’re in the same room. BBM Channels features a variety of Indonesian channels as well as a package of BBM stickers that have been specially designed by an Indonesian artist.

•
BlackBerry Keyboard – The BlackBerry Keyboard learns what words you use and how you use them, then offers them up to you so you can type faster and more accurately. It gives you the best Bahasa Indonesia typing experience on a touchscreen, complete with multi-language support that lets you type in up to 3 different languages at the same time.

•
Time Shift & Story Maker – The BlackBerry Z3 smartphone’s astonishing Time Shift camera feature lets you capture a group shot where everyone is smiling with their eyes wide open. You can also use Story Maker to bring a collection of photos and videos together, along with music and effects, to produce an HD movie that you can instantly share on YouTube.

•
BlackBerry 10 Browser – The BlackBerry 10 browser sets the industry benchmark for HTML5 performance on smartphones, and is incredibly fast, with fluid and responsive scrolling and zooming. The browser includes many advanced features, supports multiple tabs, lets you browse sites privately, includes a reader mode, and integrates with the platform for easily sharing content. You can even save web pages for later viewing.

•
Instant Previews & Reply Now – Be more timely and responsive with Instant Previews that bring BBM, SMS and email message to you no matter what you are doing on your BlackBerry Z3 smartphone. You can even reply to your BBM or SMS messages in any app, or swipe to the BlackBerry Hub to respond. If you get a phone call that you can’t answer right way, you can instantly silence the call and send a Reply Now response through BBM, SMS or email to let the caller know you’re busy.

•
Fast, Easy Sharing – The BlackBerry Z3 smartphone learns how you share and who you share with, helping you reduce the number of steps and amount of time it takes to get your files, photos, or documents to where they need to go. Touching “share” in any app provides suggestions on who and how to share your files based on who you’ve shared with in the past, and the feature only gets smarter the more you use it.

•	FM Radio – The new BlackBerry Z3 includes a built-in FM radio. You can listen to local FM stations, which does not require any network connection.

The new BlackBerry Z3 smartphone is expected to be available from leading carriers and retailers in Indonesia in April. Further details on pricing and availability will be announced at launch.

For more information about BlackBerry 10, visit www.blackberry.com/blackberryz3.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 5

  NEWS RELEASE
February 25, 2014

FOR IMMEDIATE RELEASE

BlackBerry Introduces BES12 as the New Foundation for Enterprise Mobility

•	New BES10 pricing made easier with two tiers, Silver and Gold

•	New promotional program allows customers to deploy BES10 at no cost

•	New ecosystem of enterprise applications

Mobile World Congress 2014, Barcelona – BlackBerry Limited (NASDAQ:BBRY; TSX:BB), a world leader in mobile communications, unveiled plans for BlackBerry® Enterprise Service 12 (BES12), a new enterprise mobility solution that is application-enabled and unifies BES10 and BES5 to one platform. In addition, a new promotional program will provide free migration to BES10, while a new pricing structure enables customers to simplify their enterprise mobility management (EMM) environment to a single trusted provider.

BlackBerry’s enterprise strategy is to extend beyond EMM to an application-based environment and ecosystem that provides a highly productive end-user experience. This will enable organizations to develop and deploy new services to mobile devices faster. By doing so, BlackBerry will target a global market that IDC has forecasted to reach $4.8 billion by 2017.(1)

“BES10 is the only mobility management solution that meets the highest security demands of regulated industries and is also flexible enough for BYOD,” said John Sims, President, Global Enterprise Solutions at BlackBerry. “This value proposition is why the new BES12 architecture is designed to ensure that the more than 80,000 existing BES customers can seamlessly migrate forward. As we execute on our long term vision, we will offer all customers the opportunity to move forward with us. The investment customers make in BlackBerry today will be a valuable investment for the future.”

The Next Generation of BES – BES12
As part of BlackBerry’s long term strategy, the Company is developing the next generation of the BES platform to enable organizations to develop enterprise-grade applications that can be quickly deployed to BlackBerry smartphones and other mobile devices.

In a report by Forrester Research, Inc.(2), authors Christian Kane and Michele Pelino wrote, “The wide variety of mobile devices and increased mobile application adoption require enterprises to broaden their mobility strategy beyond the simple management of devices, to include developing, deploying, securing, and managing mobile applications of all genres and capabilities.”

The new BES12 platform will focus on delivering the following core capabilities:

•
Backwards Compatible and Future Proof: BlackBerry OS devices will be supported and the new platform provides the foundation for customers to integrate new mobile endpoints, enhanced user self-service, advanced service management, highly scalable datacenter-grade deployments, and implement active-active high availability clusters for ultimate reliability.

•
Enhanced Multi-Platform Support: BlackBerry continues its commitment to providing multi-platform solutions and will add support for Windows Phone 8 in addition to already supported iOS®, Android™ and BlackBerry 10.

•	Advanced Service Management: Proactive monitoring and systems tuning delivers a complete end-to-end perspective of the BES management platform and automates problem resolution.
•
Connect Cloud and Mobile: The flexibility and scalability of the new BES12 architecture will provide customers with the ability to move from on-premise to the cloud effortlessly and securely. The new platform will support all deployment models, including on-premise, public cloud, private cloud and hybrid environments.

•	Mobilize Apps: BlackBerry delivers the tools and integration points to easily develop and deploy securely connected enterprise apps across all supported platforms.

New EZ Pass Program and BES10 Pricing
BlackBerry also announced today a new EZ Pass program that provides free migration for customers to move from BES and other MDM platforms to BES10 as well as a new pricing structure.

For existing BlackBerry customers, the EZ Pass program will match any active existing on-premise BES license and any active license customers may have from other MDM vendors with a corresponding Silver level BES10 perpetual license.(3) Customers will also receive free Advantage-level technical support with their new license to help them get up and running fast.

The new pricing and licensing structure will provide two simple tiers, Silver and Gold. Silver includes full device, application, email and security management for BlackBerry, iOS and Android devices, including the unique BlackBerry® Balance™ technology for BlackBerry 10 smartphones. Gold adds BlackBerry’s Secure Work Space containerization solution for iOS and Android, and advanced BlackBerry 10 management and security features for the most security-conscious organizations, including government, financial services and healthcare.

Enterprise Application Ecosystem
BlackBerry also announced today several new enterprise-grade applications, including:

•	The eBBM™ Suite is a new family of products and services that work with BlackBerry smartphones and the BES10 platform to provide enterprise-class mobile messaging.
•
SAP has certified SAP Fiori to run on BlackBerry 10 browsers which support HTML5, providing customers with tools and resources to be productive and efficient. SAP Fiori is a collection of apps that represents the new SAP user experience paradigm. It offers various business roles across lines of business in a simple, easy-to-use experience for SAP software functionality.

•
GWAVA’s reseller partnership with BlackBerry helps meet the strict compliance requirements of regulated industries. GWAVA’s Retain for BlackBerry solution provides archiving and auditing capabilities for BBM conversations, PIN, SMS/MMS text messages and phone usage data for BlackBerry 10 smartphones.

The BES12 platform is expected to be available by the end of 2014. An early adopter program will be open for participation this summer. For more information on BlackBerry’s enterprise mobility management solutions, please visit www.BES10.com.

The EZ Pass offer including Advantage-level technical support will be available March 31, 2014 through January 31, 2015.(3) Please visit www.blackberry.com/ezpass to apply for the program.

The Silver and Gold pricing structure will be in effect beginning March 31, 2014.(4)  Please visit www.blackberry.com/pricingupdate.

(1) IDC Worldwide Mobile Enterprise Application Development Platform 2013-2017 Forecast and 2012 Vendor Shares, doc #24418, November 2013. $4.8B in reference to the Mobile Enterprise Application Platform market.
(2) “Apps Everywhere: Understanding The Need For Mobile Application Management”, Forrester Research, May 30, 2013.
(3) Terms and conditions apply
(4) Availability and timing will vary by country and channel partner

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Kara Yi
Media Relations
347-439-5317
kyi@blackberry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 6

  NEWS RELEASE
February 25, 2014

BlackBerry Unveils New Flagship BlackBerry 10 Smartphone Designed to Deliver the Full Classic QWERTY Experience

BlackBerry Q20 to Feature the Familiar ‘Menu’, ‘Back’, ‘Send’ and ‘End’ Buttons and the Integrated Trackpad

Mobile World Congress 2014, Barcelona – Embodying feedback from its millions of passionate QWERTY customers around the world, BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today unveiled a new flagship smartphone designed to deliver its full and distinctive QWERTY experience on BlackBerry® 10. The new BlackBerry® Q20 smartphone will feature the familiar and classic ‘Menu’, ‘Back’, ‘Send’ and ‘End’ buttons and the integrated trackpad to enable the fast efficient navigation and one-handed use that has endeared the brand to its QWERTY customers.

“In my first 90 days on the job, I consistently heard from our ardent BlackBerry customers that the hard buttons and trackpad are an essential part of the BlackBerry QWERTY experience, that made their BlackBerry smartphone their go-to productivity tool. I want these customers to know that we heard them, and this new smartphone will be for them,” said John Chen, Executive Chairman and CEO at BlackBerry. “Today, we’re delighted to announce the new BlackBerry Q20 smartphone, which is designed to give you the distinct experience that every BlackBerry QWERTY loyalist and high-productivity business customer absolutely loves. With the BlackBerry Q20 smartphone, you’ll get the familiar hard buttons and trackpad that you want, along with the best email service, the best keyboard experience and the best battery life possible.”

The new BlackBerry Q20 smartphone will give customers the familiar workflow, efficiency and one-handed use that distinguish the BlackBerry QWERTY smartphone experience. Key features will include:

•
The ‘Menu’, ‘Back’, ‘Send’ and ‘End’ buttons and trackpad will be made an integral part of the device and user interface, enabling fast, precise navigation and a natural workflow within and between apps.

•	The new smartphone will feature BlackBerry’s patented QWERTY keyboard design with frets and sculpted keys for the best typing experience.

•	The best email service including features like BlackBerry® Hub, where you can access all your messages in one place, and enterprise connectivity with BES10.

•
The BlackBerry Q20 smartphone will include a generous 3.5” touchscreen, the largest display yet on a QWERTY BlackBerry smartphone, giving you more space for viewing messages, browsing Internet and intranet sites and accessing other apps.

•	The smartphone will be crafted from premium materials and designed for reliability and durability.

•	A large battery to provide superior battery life.

The BlackBerry Q20 smartphone will come with the latest enhancements in BlackBerry 10 that continue to set the brand apart as the best and most secure tool for mobile productivity and reliable communications. The new smartphone will be available in the second half of 2014. Further details on pricing and availability will be announced at launch.

For more information about BlackBerry 10, visit www.blackberry.com/blackberry10OS.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	February 25, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer